UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No.    )1

Vantiv, Inc.

(Name of issuer)

Class A Common Stock, par value $0.00001

(Title of class of securities)

92210H105

(CUSIP number)

Jarlyth H. Gibson, Compliance Officer 617-951-9493

C/o Advent International Corporation, 75 State Street, 29th Floor

Boston, MA 02109

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 33 pages)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92210H105	Schedule 13D	Page 2 of 33

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 87,429,553
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 87,429,553
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,429,553
12	C/HECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 68.60%
14	TYPE OF REPORTING PERSON* CO, IA

CUSIP NO. 92210H105	Schedule 13D	Page 3 of 33

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 86,899,541
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 86,899,541
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,899,541
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 68.18%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 92210H105	Schedule 13D	Page 4 of 33

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GPE VI FT Co-Investment GP Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,522,876
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 9,522,876
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,522,876
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.47%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 92210H105	Schedule 13D	Page 5 of 33

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GPE VI GP (Delaware) Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,635,226
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 7,635,226
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,635,226
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.99%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 92210H105	Schedule 13D	Page 6 of 33

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GPE VI GP Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 68,298,539
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 68,298,539
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,298,539
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 53.59%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 92210H105	Schedule 13D	Page 7 of 33

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,174,972
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 35,174,972
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,174,972
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.60%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 92210H105	Schedule 13D	Page 8 of 33

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI-A Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,553,880
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 20,553,880
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,553,880
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.13%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 92210H105	Schedule 13D	Page 9 of 33

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI-B Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,779,681
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 1,779,681
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,779,681
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.40%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 92210H105	Schedule 13D	Page 10 of 33

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI-F Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,618,706
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 6,618,706
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,618,706
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.19%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 92210H105	Schedule 13D	Page 11 of 33

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI-G Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,171,300
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 4,171,300
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,171,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.27%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 92210H105	Schedule 13D	Page 12 of 33

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI-C Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,812,810
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 1,812,810
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,812,810
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.42%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 92210H105	Schedule 13D	Page 13 of 33

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI-D Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,445,305
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 1,445,305
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,445,305
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.13%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 92210H105	Schedule 13D	Page 14 of 33

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI-E Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,377,111
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 4,377,111
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,377,111
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.43%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 92210H105	Schedule 13D	Page 15 of 33

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent Partners GPE VI 2008 Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,288,243
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 1,288,243
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,288,243
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.01%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 92210H105	Schedule 13D	Page 16 of 33

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent Partners GPE VI 2009 Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,621
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 38,621
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.03%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 92210H105	Schedule 13D	Page 17 of 33

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent Partners GPE VI-A Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 116,036
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 116,036
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,036
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.09%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 92210H105	Schedule 13D	Page 18 of 33

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GPE VI FT Co-Investment Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,522,876
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 9,522,876
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,522,876
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.47%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 92210H105	Schedule 13D	Page 19 of 33

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Pamela H. Patsley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 530,012
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 530,012
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 530,012
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.42%
14	TYPE OF REPORTING PERSON* IN

CUSIP NO. 92210H105	Schedule 13D	Page 20 of 33

Item 1. Security and Issuer

This statement on Schedule 13D relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the Class A Common Stock, par value $0.00001 per share (the “Class A Common Stock”), of Vantiv, Inc., a Delaware Corporation (the “Issuer”). The address of the principal executive office of the Issuer is 8500 Governor’s Hill Drive, Symmes Township, OH 45249. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

(a) (b) (c) (f) This statement is being filed by the following entities:

(1) Advent International Corporation, a Delaware corporation;

(2) Advent International LLC, a Massachusetts limited partnership;

(3) GPE VI FT Co-Investment GP Limited Partnership, a Cayman Islands limited partnership;

(4) GPE VI GP (Delaware) Limited Partnership, a Delaware limited partnership;

(5) GPE VI GP Limited Partnership, a Cayman Islands limited partnership;

(6) Advent International GPE VI Limited Partnership, a Cayman Islands limited partnership;

(7) Advent International GPE VI-A Limited Partnership, a Cayman Islands limited partnership;

(8) Advent International GPE VI-B Limited Partnership, a Cayman Islands limited partnership;

(9) Advent International GPE VI-F Limited Partnership, a Cayman Islands limited partnership;

(10) Advent International GPE VI-G Limited Partnership, a Cayman Islands limited partnership;

(11) Advent International GPE VI-C Limited Partnership, a Delaware limited partnership;

(12) Advent International GPE VI-D Limited Partnership, a Delaware limited partnership;

(13) Advent International GPE VI-E Limited Partnership, a Delaware limited partnership;

CUSIP NO. 92210H105	Schedule 13D	Page 21 of 33

(14) Advent Partners GPE VI 2008 Limited Partnership, a Delaware limited partnership;

(15) Advent Partners GPE VI 2009 Limited Partnership, a Delaware limited partnership;

(16) Advent Partners GPE VI-A Limited Partnership, a Delaware limited partnership;

(17) GPE VI FT Co-Investment Limited Partnership, a Cayman Islands limited partnership;

(18) Pamela H. Patsley, the trustee of the Gary Lee Patsley Retained Annuity Trust No. 1 and the Pamela H. Patsley Retained Annuity Trust No. 1;

The entities listed in subparagraphs (1) through (18) above are herein collectively referred to as the “Reporting Persons” and individually as a “Reporting Person,” and the entities listed in subparagraphs (6) through (17) above are herein collectively referred to as the “Advent Funds” and individually as an “Advent Fund.” The trusts listed in subparagraph (18) above are herein collectively referred to as the “Trusts.”

Advent International Corporation (“AIC”) is a Delaware corporation, and the persons serving as its directors and executive officers are set forth on Schedule A hereto.

CUSIP NO. 92210H105	Schedule 13D	Page 22 of 33

Advent International Corporation is the Manager of Advent International LLC (“AI LLC”) which in turn is the General Partner of GPE VI GP Limited Partnership, GPE VI GP (Delaware) Limited Partnership, GPE VI FT Co-Investment GP Limited Partnership, Advent Partners GPE VI 2009 Limited Partnership, Advent Partners GPE VI 2008 Limited Partnership and Advent Partners GPE VI-A Limited Partnership. GPE VI GP Limited Partnership is the General Partner of Advent International GPE VI Limited Partnership, Advent International GPE VI-A Limited Partnership, Advent International GPE VI-B Limited Partnership, Advent International GPE VI-F Limited Partnership and Advent International GPE VI-G Limited Partnership. GPE VI GP (Delaware) Limited Partnership is the General Partner of Advent International GPE VI-C Limited Partnership, Advent International GPE VI-D Limited Partnership and Advent International GPE VI-E Limited Partnership. GPE VI FT Co-Investment GP Limited Partnership is the General Partner of GPE VI FT Co-Investment Limited Partnership. Through a written agreement with Pamela H. Patsley, the trustee of the Gary Lee Patsley Retained Annuity Trust No. 1 and Pamela H. Patsley Retained Annuity Trust No. 1 (together, the “Trusts”), Advent International Corporation has sole voting and investment power over securities held by the Trusts. The principal business address of each Reporting Person is c/o Advent International Corporation, 75 State Street, Boston, MA 02109.

The principal business of Advent International Corporation is to operate as an investment advisory firm and to make private equity investments. The principal business of each Reporting Person other than Advent International Corporation, Advent International LLC, GPE VI FT Co-Investment GP Limited Partnership, GPE VI GP (Delaware) Limited Partnership, and GPE VI GP Limited Partnership and the Trusts is to provide risk capital for, and make investments in the securities of, privately held and other businesses.

(d) (e) During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On June 30, 2009, the Issuer issued an aggregate of 509,305 shares of Common Stock, par value $0.01 per share (the “Old Common Stock”) to the Advent Funds for $1,134.86 per share. On June 30, 2009, the Advent Funds then transferred (on a pro rata basis), 3,049 shares of the Old Common Stock to Pamela H. Patsley in partial consideration for fees owed to her as part of the transaction in which the Advent Funds acquired an approximate 51% interest the Issuer’s subsidiary Vantiv Holding, LLC. Ms. Patsley subsequently transferred her shares of Old Common Stock to the Trusts for no consideration.

CUSIP NO. 92210H105	Schedule 13D	Page 23 of 33

On March 21, 2012, in connection with the Issuer’s initial public offering (“IPO”), the Issuer entered into a Recapitalization Agreement, with, among others, the Advent Funds and the Trusts in order to effectuate its corporate reorganization. In connection with the reorganization transactions, (i) the Old Common Stock was reclassified into Class A Common Stock, (ii) each holder of Old Common Stock received 175.76049 shares of Class A Common Stock in exchange for each share of Old Common Stock and (iii) the Old Common Stock was cancelled and eliminated. As a result of such reorganization transactions, the Advent Funds and the Trusts received and aggregate of 89,515,617 shares of Class A Common Stock.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the securities of the Issuer strictly for investment purposes. The Reporting Persons intend to periodically review their investment in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and market conditions, the Reporting Persons may determine to increase or decrease their equity interest in the Issuer by acquiring additional Securities, or by disposing of all or a portion of the Securities now held.

The Reporting Persons may seek information from management and the Issuer’s Board of Directors, and may engage in further discussions with management, the Issuer’s Board of Directors, other stockholders of the Issuer and other relevant parties, concerning the business, operations, governance, management, strategy, capitalization and/or future plans of the Issuer, or in proposing one or more of the other actions described in subparagraphs (a) through (j) of this Item 4. In addition, the Reporting Persons may exercise their rights under the Registration Rights Agreement, as defined below.

Other than as set forth in this statement and as set forth in the Registration Rights Agreement, as defined below, none of the Reporting Persons nor, to the best of their knowledge, any person listed on Schedule A hereto, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming

CUSIP NO. 92210H105	Schedule 13D	Page 24 of 33

eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) The following table sets forth the aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person named in Item 2 of this statement (based upon 127,393,016 shares of Class A Common Stock outstanding as March 21, 2012). The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3.

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CUSIP NO. 92210H105	Schedule 13D	Page 25 of 33

Reporting Person	Number of Shares Beneficially Owned	Percentage of Class A Common Stock Outstanding	Number of Shares Sold in Past 60 Days

Advent International Corporation(1)(2)(3)(4)(5)	87,429,533	68.60%	2,086,064

Advent International LLC(1)(2)(3)(4)	86,899,541	68.18%	2,080,182

GPE VI GP Limited Partnership(1)(2)	68,298,539	53.59%	1,634,915

GPE VI GP (Delaware) Limited Partnership(1)(3)	7,635,226	5.99%	182,770

GPE VI FT Co-Investment GP Limited Partnership(1)(4)	9,522,876	7.47%	227,956

Advent International GPE VI Limited Partnership(1)(2)	35,174,972	27.60%	842,010

Advent International GPE VI-A Limited Partnership(1)(2)	20,553,880	16.13%	492,014

Advent International GPE VI-B Limited Partnership(1)(2)	1,779,681	1.40%	42,602

Advent International GPE VI-F Limited Partnership(1)(2)	6,618,706	5.19%	158,437

Advent International GPE VI-G Limited Partnership(1)(2)	4,171,300	3.27%	99,852

Advent International GPE VI-C Limited Partnership(1)(3)	1,812,810	1.42%	43,395

Advent International GPE VI-D Limited Partnership(1)(3)	1,445,305	1.13%	34,597

Advent International GPE VI-E Limited Partnership(1)(3)	4,377,111	3.43%	104,778

Advent Partners GPE VI 2008 Limited Partnership(1)	1,288,243	1.01%	30,838

Advent Partners GPE VI 2009 Limited Partnership(1)	38,621	0.03%	925

Advent Partners GPE VI-A Limited Partnership(1)	116,036	0.09%	2,778

GPE VI FT Co-Investment Limited Partnership(1)(4)	9,522,876	7.47%	227,956

Pamela H. Patsley(5)	530,012	0.42%	5,882

Total Group	87,429,553	68.60%	2,086,064

CUSIP NO. 92210H105	Schedule 13D	Page 26 of 33

(1)	Advent International Corporation is the Manager of Advent International LLC (“AI LLC”) which in turn is the General Partner of GPE VI GP Limited Partnership, GPE VI GP (Delaware) Limited Partnership, GPE VI FT Co-Investment GP Limited Partnership, Advent Partners GPE VI 2009 Limited Partnership, Advent Partners GPE VI 2008 Limited Partnership and Advent Partners GPE VI-A Limited Partnership. As such, AIC has the sole power to vote and dispose of the securities owned by the indicated Reporting Persons. The beneficial ownership of AI LLC derive from such power.
(2)	GPE VI GP Limited Partnership is the General Partner of Advent International GPE VI Limited Partnership, Advent International GPE VI-A Limited Partnership, Advent International GPE VI-B Limited Partnership, Advent International GPE VI-F Limited Partnership and Advent International GPE VI-G Limited Partnership. As such, AIC has the sole power to vote and dispose of the securities owned by the indicated Reporting Persons. The beneficial ownership of AI LLC and GPE VI GP Limited Partnership derive from such power.
(3)	GPE VI GP (Delaware) Limited Partnership is the General Partner of Advent International GPE VI-C Limited Partnership, Advent International GPE VI-D Limited Partnership and Advent International GPE VI-E Limited Partnership. As such, AIC has the sole power to vote and dispose of the securities owned by the indicated Reporting Persons. The beneficial ownership of AI LLC and GPE VI GP (Delaware) Limited Partnership derive from such power.
(4)	GPE VI FT Co-Investment GP Limited Partnership is the General Partner of GPE VI FT Co-Investment Limited Partnership. As such, AIC has the sole power to vote and dispose of the securities owned by the indicated Reporting Persons. The beneficial ownership of AI LLC and GPE VI FT Co-Investment GP Limited Partnership, derive from such power.
(5)	Through a written agreement with Pamela H. Patsley, the trustee of the Trusts”) [NEED TO REDEFINE?], Advent International Corporation has sole voting and investment power over securities held by the Trusts.

(b) Each of the Reporting Persons listed in the table set forth above has sole voting and dispositive power over the Class A Common Stock beneficially owned by it as indicated above.

(c) Other than the acquisition of the Securities described in this Item 5 and the sales of the number of shares of Class A Common Stock as set forth in the table included in this Item 5 above under the column captioned “Number of Shares Sold in Past 60 Days,” none of the Reporting Persons and the persons set forth on Schedule A and in Item 2(d) hereto has effected any transactions in the Class A Common Stock during the last 60 days. The shares indicated as being sold in the table included in this Item 5 above were sold by the Advent Funds in the IPO pursuant to an effective registration statement at a price of $16.065 per share of Class A Common Stock, resulting in a decrease in the beneficial ownership of shares of Class A Common Stock by all the Reporting Persons.

CUSIP NO. 92210H105	Schedule 13D	Page 27 of 33

(d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Registration Rights Agreement

The Advent Funds, the Trusts and certain other stockholders (collectively, the “Holders”) of the Issuer have entered into a Registration Rights Agreement dated March 21, 2012 and effective upon the occurrence of the IPO (the “Registration Rights Agreement”) with the Issuer. Subject to the terms of the Registration Rights Agreement, the Advent Funds and certain other holders of shares having registration rights (“Registerable Securities”) can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing.

Demand Registration Rights

Subject to certain conditions, if the Issuer receives a request (a “Demand request”) from the Advent Funds or certain other Holders of Registerable Securities holding at least a majority of the Registerable Securities then outstanding (the “Other Demanding Holder” and together with the Advent Funds, the “Demanding Holders”) that the Issuer file a registration statement (a “Demand Registration”) under the Securities Act covering the registration of the Registerable Securities then held by such Demanding Holders, then the Issuer shall, within 90 days (in the case of a Demand Registration on Form S-1) or within 45 days (in the case of a Demand Registration on Form S-3) of the receipt of the Demand Request, and subject to specified conditions and limitations, use its commercially reasonable efforts to effect the Demand Registration under the Securities Act of all Registerable Securities that all Demanding Holders request to be registered.

The Issuer shall not be required to effect such a registration:

in the case of a Demand Registration on Form S-1, after each of the Advent Holders, on the one hand, and the Other Demanding Holder on the other hand, have made a maximum of two Demand Requests for a Demand Registration on Form S-1;

the Issuer has previously registered any Registerable Securities pursuant to a Demand Request twice during the calendar year in which such Demand Request is made;

CUSIP NO. 92210H105	Schedule 13D	Page 28 of 33

if the Issuer has previously registered any Registerable Securities during the preceding 90 days (other than in relation to a merger, combination or employee stock plan); or

the Registerable Securities requested to be registered do not have an aggregate market value of at least $75 million.

The Issuer may delay the requested filing or effectiveness of a Registration Statement in conjunction with a Demand Request, for a period of up to 90 days from the date of such Demand Request, or withdraw any registration statement that has been filed, if at the time that such Demand Request is made if certain customary conditions are met.

Piggyback Registration Rights

The Holders of the Regstriable Securities also have piggyback registration rights under the Registration Rights Agreement. Under these provisions, if the Issuer files a registration statement covering Registerable Securities pursuant to the Registration Rights Agreement, including pursuant to any Demand Registration, or if the Issuer proposes to effect a take down pursuant to an effective shelf registration statement on Form S-3, these holders will have the right to include their shares in the registration statement, subject to customary exceptions. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, and piggyback registration rights are also subject to priority rights of stockholders having demand registration rights in any Demand Registration.

Expenses of Registration

Under the Registration Rights Agreement, subject to certain conditions, exceptions and limitations, the Issuer is required to pay all registration expenses, other than underwriting discounts and commissions, related to any Demand or piggyback registration, including reasonable attorneys’ fees and disbursements of one counsel for the Advent Funds and one counsel certain other holders of Registerable Securities. All underwriting discounts and commissions in connection with any Demand or piggyback registration attributable to the sale of Registerable Securities shall be paid by the Holder(s) of the relevant Registerable Securities.

Indemnification

The Registration Rights Agreement contains customary cross-indemnification provisions, under which the Issuer is obligated to indemnify the participating Holders in the event of material misstatements or omissions in the registration statement attributable to the Issuer and each participating Holder is obligated to indemnify the Issuer for material misstatements or omissions in the registration statement due to information provided by such participating Holder.

Termination

Shares of Class A Common Stock cease to be Registerable Securities under the Registration Rights Agreement if:

they have been sold pursuant to an effective registration statement or Rule 144 of the Securities Act;

CUSIP NO. 92210H105	Schedule 13D	Page 29 of 33

they have been sold in a transaction where a subsequent public distribution of such securities would not require registration under the Securities Act;

they have been issued or are no longer outstanding; or

they have been transferred in violation of Section 10 of the Vantiv Holding, LLC Second Amended and Restated Limited Liability Company Agreement.

Lock-up Agreement

The Advent Funds and the Trusts, along with all of the Issuer’s officers and directors and stockholders prior to the IPO, have agreed that, subject to certain limited exceptions, they will not (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Class A Common Stock or Class B Common Stock of the Issuer, any limited liability company interests in Vantiv Holding, LLC (the “LLC Interests” and collectively with the Class A Common Stock and the Class B Common Stock, the “Securities”) or any securities convertible into or exchangeable or exercisable for Securities, or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Securities or such other securities, whether any such transaction described in (1) or (2) above is to be settled by delivery of Securities or such other securities, in cash or otherwise, or (3) make any demand or exercise any right with respect to the registration of any Securities or any security convertible into or exercisable or exchangeable for Securities, without, in each case, the prior written consent of J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC for a period of 180 days after March 21, 2012 (such period, the “Lock-up Period”).

In the event that either (1) during the last 17 days of the Lock-up Period, the Issuer issues an earnings release or material news or a material event relating to the Issuer occurs or (2) prior to the expiration of the Lock-up Period, the Issuer announces that it will release earnings results during the 16-day period beginning on the last day of the Lock-up Period, then in either case the restrictions in the Lock-up Agreement will be extended until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or event.

The foregoing descriptions of the terms of the Registration Rights Agreement and the Lock-up Agreement is intended as a summary only and is qualified in its entirety by reference to the Form of Registration Rights Agreement and Form of Lock-up Agreement, which are filed as exhibits to this Statement and incorporated by reference herein.

CUSIP NO. 92210H105	Schedule 13D	Page 30 of 33

Other than as described in this Statement, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

*Exhibit 2:	Side Letter, dated June 30, 2009, among certain funds affiliated with Advent International Corporation, Advent-Kong Blocker Corp. and Pamela Patsley (Incorporated by reference to Exhibit 10.20 to Amendment No. 5 to the Issuer’s Registration Statement on Form S-1 (File No. 333-177875), filed with the SEC on March 5, 2012).

*Exhibit 3:	Form of Registration Rights Agreement (Incorporated by reference to Exhibit 10.9 to Amendment No. 5 to the Issuer’s Registration Statement on Form S-1 (File No. 333-177875), filed with the SEC on March 5, 2012).

*Exhibit 4:	Form of Lock-up Agreement (Incorporated by reference to Exhibit A-1 to the Form of Underwriting Agreement filed as Exhibit 1.1 to Amendment No. 8 to the Issuer’s Registration Statement on Form S-1 (File No. 333-177875), filed with the SEC on March 16, 2012).

*	Incorporated by reference.

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CUSIP NO. 92210H105	Schedule 13D	Page 31 of 33

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 1, 2012

Advent International GPE VI Limited Partnership
Advent International GPE VI-A Limited Partnership
Advent International GPE VI-B Limited Partnership
Advent International GPE VI-F Limited Partnership
Advent International GPE VI-G Limited Partnership
By:	GPE VI GP Limited Partnership, General Partner
By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager
By:	Jarlyth H. Gibson, Compliance Officer*

Advent International GPE VI-C Limited Partnership
Advent International GPE VI-D Limited Partnership
Advent International GPE VI-E Limited Partnership
By:	GPE VI GP (Delaware) Limited Partnership, General Partner
By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager
By:	Jarlyth H. Gibson, Compliance Officer*

Advent Partners GPE VI 2008 Limited Partnership
Advent Partners GPE VI 2009 Limited Partnership
Advent Partners GPE VI-A Limited Partnership
By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager
By:	Jarlyth H. Gibson, Compliance Officer*

GPE VI FT Co-Investment Limited Partnership
By:	GPE VI FT Co-Investment GP Limited Partnership, General Partner
By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager
By:	Jarlyth H. Gibson, Compliance Officer*

Pamela H. Patsley
By:	Advent International Corporation
By:	Jarlyth H. Gibson, Compliance Officer*

Advent International LLC
By:	Advent International Corporation, Manager
By:	Jarlyth H. Gibson, Compliance Officer*

Advent International Corporation
By:	Jarlyth H. Gibson, Compliance Officer*

* For all of the above:

/s/ Jarlyth H. Gibson
Jarlyth H. Gibson, Compliance Officer

CUSIP NO. 92210H105	Schedule 13D	Page 32 of 33

SCHEDULE A

The name and present principal occupation of each executive officer and director of Advent International Corporation is set forth below. The business address of each executive officer and director of Advent International Corporation is c/o Advent International Corporation, 75 State Street, Boston, Massachusetts 02109. All of the persons listed below are United States citizens.

I.	Advent International Corporation

Name	Position with Advent International Corporation	Principal Occupation (if different)

Peter A. Brooke	Chairman

Thomas H. Lauer	Senior Vice President Managing Partner Executive Officers’ Committee Member

Richard F. Kane	Senior Vice President of Operations and Business Development Managing Director Chief Compliance Officer Assistant Secretary

Eileen Sivolella	Senior Vice President Managing Director Chief Financial Officer Treasurer Assistant Secretary

James R. Westra	Managing Director Chief Legal Officer

Andrew D. Dodge	Vice President Legal Counsel Assistant Compliance Officer Secretary

Jarlyth H. Gibson	Compliance Officer

Humphrey W. Battcock	Executive Officers’ Committee Member

Ralf Huep	Executive Officers’ Committee Member

David M. Mussafer	Director Executive Officers’ Committee Member

William C. Schmidt	Executive Officers’ Committee Member

Steven M. Tadler	Director Executive Officers’ Committee Member

John F. Brooke	Director	General Partner of Brooke Private Equity

Mark Hoffman	Director	Chairman of Cambridge Research Group

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CUSIP NO. 92210H105	Schedule 13D	Page 33 of 33

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D to which this Agreement is an exhibit (and any further amendment filed by them) with respect to the shares of Class A Common Stock of Vantiv, Inc. This agreement may be executed simultaneously in any number of counterparts, all of which together shall constitute one and the same instrument.

Advent International GPE VI Limited Partnership
Advent International GPE VI-A Limited Partnership
Advent International GPE VI-B Limited Partnership
Advent International GPE VI-F Limited Partnership
Advent International GPE VI-G Limited Partnership
By:	GPE VI GP Limited Partnership, General Partner
By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager
By:	Jarlyth H. Gibson, Compliance Officer*

Advent International GPE VI-C Limited Partnership
Advent International GPE VI-D Limited Partnership
Advent International GPE VI-E Limited Partnership
By:	GPE VI GP (Delaware) Limited Partnership, General Partner
By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager
By:	Jarlyth H. Gibson, Compliance Officer*

Advent Partners GPE VI 2008 Limited Partnership
Advent Partners GPE VI 2009 Limited Partnership
Advent Partners GPE VI-A Limited Partnership
By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager
By:	Jarlyth H. Gibson, Compliance Officer*

GPE VI FT Co-Investment Limited Partnership
By:	GPE VI FT Co-Investment GP Limited Partnership, General Partner
By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager
By:	Jarlyth H. Gibson, Compliance Officer*

Pamela H. Patsley
By:	Advent International Corporation
By:	Jarlyth H. Gibson, Compliance Officer*

Advent International LLC
By:	Advent International Corporation, Manager
By:	Jarlyth H. Gibson, Compliance Officer*

Advent International Corporation
By:	Jarlyth H. Gibson, Compliance Officer*

* For all of the above:

/s/ Jarlyth H. Gibson
Jarlyth H. Gibson, Compliance Officer